Exhibit A

Press Release
Ceragon Reports First Quarter 2012 – May 7 2012

CERAGON NETWORKS REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

Achieves revenues of $117.8 million with improving gross margin and profitability

Paramus, New Jersey, May 7, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the first quarter which ended March 31, 2012.

Revenues for the first quarter of 2012 reached $117.8 million, up 17% from $100.3 million for the first quarter of 2011, the first quarter of combined revenues following the acquisition of Nera Networks, and down 1% from $118.5 million in the fourth quarter of 2011.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2012 was $(3.5) million or $(0.10) per basic share and diluted share, compared to net loss of $(21.4) million in the first quarter of 2011, or $(0.60) per basic share and diluted share.

On a non-GAAP basis, net income for the first quarter of 2012, excluding (a) $1.6 million of equity-based compensation expenses and (b) $3.6 million charges related to the Nera acquisition and integration plan, was $1.7 million or $0.05 per basic share and diluted share. Non-GAAP net loss for the first quarter of 2011 was $(0.9) million, or $(0.02) per basic share and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the first quarter of 2012 was 31.4% of revenues. Gross margin on a non-GAAP basis was 33.3% of revenues.

Operating loss on a GAAP basis in the first quarter of 2012 was $(2.3) million. On a non-GAAP basis operating profit was $2.9 million.

Cash and cash investments at the end of the quarter were $49.5 million.

“Strength in Africa and Latin America drove revenues in Q1 as expected,” said Ira Palti, President and CEO of Ceragon. “We are continuing to penetrate these markets according to our plan, adding new customers as well as increasing sales to existing ones. During Q1, our sales in North America grew sequentially and we expanded our market share in India, another indication of our strong execution.

“Most of the pickup in bookings occurred during April, which we expect will bring the book to bill ratio above 1:1 in Q2 and increases our confidence for the outlook for the second half of the year,” continued Mr. Palti. “We remain on track to continue improving gross margin in the second half of 2012 after extending our design-to-cost capabilities to the long haul product. We believe that we will meet our expectations and exit 2012 with a revenue run rate of around $130 million per quarter with gross margin in the mid 30’s and a non-GAAP operating margin of around 8%.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2012:

•	Europe:	19%

•	Africa: 27%

•	North America:	12%

•	Latin America:	26%

•	India:	9%

•	APAC:	7%

A conference call will follow today, May 7, 2012, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1093, or international +1(612) 288-0337 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701, or (International) +1 320-365-3844, Access Code: 242686.

A replay of both the call and the webcast will be available through June 7, 2012.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, , and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .

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Ceragon Reports First Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2012	2011

Revenues	$117,783	$100,312
Cost of revenues	80,844	70,728

Gross profit	36,939	29,584

Operating expenses:
Research and development, net	12,155	12,457
Selling and marketing	19,847	19,185
General and administrative	7,215	5,523
Restructuring costs	-	7,834
Acquisition related costs	-	4,919

Total operating expenses	$39,217	$49,918

Operating loss	(2,278)	(20,334)
Financial expenses, net	(906)	(447)

Loss before taxes	(3,184)	(20,781)

Taxes on income	(290)	(595)

Net loss	$(3,474)	$(21,376)

Basic net loss per share	$(0.10)	$(0.60)

Diluted net loss per share	$(0.10)	$(0.60)

Weighted average number of shares used in computing basic net loss per share	36,346,482	35,603,764

Weighted average number of shares used in computing diluted net loss per share	36,346,482	35,603,764

Ceragon Reports First Quarter 2012 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,418	$28,991
Short-term bank deposits	6,229	7,159
Marketable securities	-	9,665
Trade receivables, net	147,062	143,247
Deferred taxes, net	8,627	8,622
Other accounts receivable and prepaid expenses	41,630	37,281
Inventories	74,177	93,465

Total current assets	317,143	328,430

LONG-TERM INVESTMENTS:
Marketable securities	3,850	3,716
Severance pay funds and pension	6,683	6,360

Total long-term investments	$10,533	$10,076

OTHER ASSETS
Deferred taxes, net	8,868	8,898
Goodwill and Intangible assets, net	27,191	28,032
Other long-term receivables	7,960	5,257

Total other assets	$44,019	$42,187

PROPERTY AND EQUIPMENT, NET	30,964	30,465

Total assets	$402,659	$411,158

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Ceragon Reports First Quarter 2012 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2012	2011

CURRENT LIABILITIES:
Current maturities of long term bank loan	8,232	8,232
Trade payables	82,847	77,395
Deferred revenues	29,136	38,308
Other accounts payable and accrued expenses	44,234	49,508

Total current liabilities	$164,449	$173,443

LONG TERM LIABILITIES:
Long term bank loan, net of current maturities	24,710	26,768
Accrued severance pay and pension	12,531	11,996
Other long term liabilities	40,030	37,900

Total long term liabilities	$77,271	$76,664

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	97
Additional paid-in capital	313,709	311,911
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	1,221	(343)
Accumulated deficits	(133,997)	(130,523)

Total shareholders' equity	$160,939	$161,051

Total liabilities and shareholders' equity	$402,659	$411,158

Ceragon Reports First Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2012	2011
Cash flow from operating activities:
Net loss	$(3,474)	$(21,376)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation and amortization	3,771	3,201
Stock-based compensation expense	1,585	1,419
Decrease (increase) in trade and other receivables, net	(8,651)	22,494
Decrease in inventory, net of write-off	19,460	9,825
Increase (decrease) in trade payables and accrued liabilities	1,987	(16,937)
Decrease in deferred revenues	(9,172)	(10)
Decrease (increase) in deferred tax asset, net	(377)	31
Other adjustments	(104)	(11)
Net cash provided by (used in) operating activities	$5,025	$(1,364)

Cash flow from investing activities:
Purchase of property and equipment ,net	(3,303)	(2,789)
Payment for business acquisition	-	(42,405)
Investment in short and long-term bank deposit	(1,266)	(2,254)
Proceeds from short and long-term bank deposits	2,250	13,796
Proceeds from sale and maturities of marketable securities	9,717	4,235
Net cash provided by (used in) investing activities	$7,398	$(29,417)

Cash flow from financing activities:
Proceeds from exercise of options	213	3,296
Proceeds from long-term bank loan	-	35,000
Repayment of long-term bank loan	(2,058)	-
Net cash provided by (used in) financing activities	$(1,845)	$38,296

Translation adjustments on cash and cash equivalents	$(151)	$354

Increase in cash and cash equivalents	$10,427	$7,869

Cash and cash equivalents at the beginning of the period	28,991	37,725

Cash and cash equivalents at the end of the period	$39,418	$45,594

Ceragon Reports First Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2012				2011
	GAAP	Adjustments		Non-GAAP	Non-GAAP
	(as reported)

Revenues	$117,783			$117,783	$100,312
Cost of revenues	80,844	2,292	(a)	78,552	67,833

Gross profit	36,939			39,231	32,479

Operating expenses:
Research and development, net	12,155	424	(b)	11,731	11,041
Selling and marketing	19,847	1,615	(c)	18,232	16,661
General and administrative	7,215	852	(d)	6,363	4,592

Total operating expenses	$39,217			$36,326	$32,294

Operating profit (loss)	(2,278)			2,905	185
Financial expenses, net	(906)			(906)	(447)

Income (loss) before taxes	(3,184)			1,999	(262)

Taxes on income	(290)			(290)	(595)

Net income (loss)	$(3,474)			$1,709	$(857)

Basic net earnings (loss) per share	$(0.10)			$0.05	$(0.02)

Diluted net earnings (loss) per share	$(0.10)			$0.05	$(0.02)

Weighted average number of shares used in computing basic net earnings (loss) per share	36,346,482			36,346,482	35,603,764

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,346,482			37,253,865	35,603,764

Total adjustments		5,183

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Ceragon Reports First Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.4 million of inventory step-up, $0.1 million of stock based compensation expenses, $0.2 million of integration plan related costs and $1.3 million of changes in pre-acquisition indirect tax positions in the three months ended March 31, 2012.

(b)	Research and development expenses include $40 thousand of integration plan related costs and $0.4 million of stock based compensation expenses in the three months ended March 31, 2012.

(c)
Selling and marketing expenses include $0.6 million of amortization of intangible assets, $0.4 million of integration plan related costs and $0.6 million of stock based compensation expenses in the three months ended March 31, 2012.

(d)	General and administrative expenses include $0.3 million of integration plan related costs and $0.6 million of stock based compensation expenses in the three months ended March 31, 2012.

Ceragon Reports First Quarter 2012 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

Three months ended
March 31, 2012

Reported GAAP net operating loss	(2,278)

Stock based compensation expenses	1,585
Amortization of intangible assets	901
Inventory step-up	404
Integration plan related costs	955
Changes in pre-acquisition indirect tax positions	1,338

Non-GAAP net operating profit	2,905

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Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoelk@ceragon.com